Exhibit 99.2

Fitell Corporation

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended

December 31, 2024 and 2023

FITELL CORPORATION

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2023

F-1

FITELL CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31,	June 30,
	2024	2024
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$741,855	$939,014
Investment in marketable securities	193,374	124,963
Accounts receivable, net	162,379	60,042
Inventory, at cost	3,097,850	2,439,793
Capital receivables of convertible notes	-	1,472,000
Deposits and prepaids	397,780	316,869
Prepaid offering costs	900,000	1,200,000
Total current assets	5,493,238	6,552,681

Property and equipment, net	22,584	27,133
Operating right of use asset, net	398,417	557,798
Note receivables	2,500,000	2,500,000
Deferred tax asset	-	342,122
Brand names	337,504	337,504
Goodwill	1,161,052	1,161,052
Total assets	$9,912,795	$11,478,290

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$866,564	$1,210,956
Note payables	503,052	-
Deferred revenue	399,009	209,100
Income tax payable	288,386	408,681
Due to related parties	12,168	38,808
Current portion of operating lease liability	276,212	278,432
Total current liabilities	2,345,391	2,145,977

Accrued employee benefits, non-current	22,626	21,520
Operating lease liability, less current portion	145,562	301,921
Total liabilities	2,513,579	2,469,418
Commitments and contingencies (Note 6)
Stockholders’ equity
Common stock, $0.0001 par value; 500,000,000 shares authorized, 20,123,386 shares issued and outstanding at December 31, 2024 and June 30, 2024	2,012	2,012
Additional paid-in capital	19,014,389	19,014,389
Accumulated other comprehensive income (loss)	56,649	(13,737)
Accumulated deficit	(11,673,834)	(9,993,792)
Total stockholders’ equity	7,399,216	9,008,872
Total liabilities and stockholders’ equity	$9,912,795	$11,478,290

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended
	December 31,	December 31,
	2024	2023
Revenues:
Merchandise revenues	$2,647,039	$2,007,562
Licensing income	-	115,557
Total revenues	2,647,039	2,123,119

Cost of goods sold	1,632,280	1,275,967

Gross profit	1,014,759	847,152

Operating expenses
Personnel expenses	578,649	421,364
Consulting fees	574,659	1,272,468
General and administrative expenses	680,818	1,268,545
Sales and marketing expenses	209,118	175,705
Amortization of operating right of use asset	138,728	132,867
Depreciation expenses	5,195	4,469
Total operating expenses	2,187,167	3,275,418

Loss from operations	(1,172,408)	(2,428,266)

Other income (expenses):
IPO related-expenses	(300,000)	(50,286)
Unrealized gain (loss) from marketable securities	77,681	(312,831)
Other income, net	-	115,190
Interest income	129,292	764
Interest expense	(74,256)	(66,844)
Total net other income (expenses) , net	(167,283)	(314,007)

Loss before taxes	(1,339,691)	(2,742,273)

Income tax expense (credit)	340,351	(80,566)

Net loss	(1,680,042)	(2,661,707)
Foreign currency adjustment	70,386	(88,004)
Comprehensive loss	$(1,609,656)	$(2,749,711)

Basic and diluted net loss per share	$(0.08)	$(0.25)

Weighted average shares outstanding - basic and diluted	20,123,368	10,487,568

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-3

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2024

(UNAUDITED)

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Balance June 30, 2024	20,123,386	$2,012	-	$-	$19,014,389	$(13,737)	$(9,993,792)	$9,008,872

Foreign currency translation adjustment	-	-	-	-	-	70,386	-	70,386
Net loss	-	-	-	-	-	-	(1,680,042)	(1,680,042)

Balance December 31, 2024	20,123,386	$2,012	-	-	$19,014,389	$56,649	$(11,673,834)	$7,399,216

FITELL CORPORATION

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

(UNAUDITED)

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit	Total
Balance June 30, 2023	8,120,000	$812	-	-	$7,097,822	$(64)	$(681,647)	$6,416,923

Funds raised in IPO	3,000,000	300	-	-	6,297,342	-	-	6,297,642
Foreign currency translation adjustment	-	-	-	-	-	(88,004)	-	(88,004)
Net loss	-	-	-	-	-	-	(2,661,707)	(2,661,707)

Balance December 31, 2023	11,120,000	$1,112	-	-	$13,395,164	$(88,068)	$(3,343,354)	$9,964,854

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended
	December 31,	December 31,
	2024	2023
Cash Flows from Operating Activities
Net loss	$(1,680,042)	$(2,661,707)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	5,195	6,839
Amortization of right of use asset	138,728	132,867
Unrealized (gain) loss on investments	(77,681)	328,139
Changes in operating assets and liabilities
Accounts receivable	(93,713)	(59,444)
Inventory	(658,057)	(1,577,049)
Capital Receivables of Convertible Notes	1,472,000	-
Deposits and prepaids	(80,911)	(210,250)
Prepaid offering costs	300,000	(2,549,524)
Deferred tax asset	342,122	(82,309)
Other non-current assets	-	(81,092)
Accounts payable and accrued expenses	(344,392)	(97,345)
Deferred revenue	189,909	(6,337)
Income tax payable	(120,295)	(52,983)
Operating lease liability	(137,926)	(200,038)
Accrued employee benefits	1,106	1,306
Net cash from operating activities	(743,957)	(7,108,927)

Cash Flows from Investing Activities
Investment in note receivables	-	(2,500,000)
Net cash from investing activities	-	(2,500,000)

Cash Flows from Financing Activities
Net activity on due to related parties	(26,640)	8,044
Fund raised in IPO, gross	-	13,615,283
Fund raised in note payables, net	503,052	-
Net from financing activities	476,412	13,623,327

Foreign currency adjustment	70,386	(88,004)

Change in cash and cash equivalents	(197,159)	3,926,396

Cash and cash equivalents at beginning of period	939,014	236,821

Cash and cash equivalents at end of period	$741,855	$4,163,217

Supplemental Cash Flow Information
Cash paid for interest	$27,615	$-
Cash paid for income taxes	$83,284	$122,652

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-5

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.	Organization and principal activities

Fitell Corporation (the “Company”) was incorporated in the Cayman Islands on April 11, 2022 under the Companies Act as an exempted company with limited liability. The Company conducts its primary operations of selling gym and fitness equipment in Australia through its indirectly held, wholly owned subsidiaries that are incorporated and domiciled in Australia, namely GD Wellness Pty Ltd. The Company holds GD Wellness Pty Ltd (“GD”) via a wholly owned subsidiary, namely KMAS Capital and Investment Pty Ltd (“KMAS”) which was incorporated and is domiciled in Australia.

Details of the Company and its subsidiaries are set out in the table as follows:

		Percentage of effective ownership
Name	Date of incorporation	December 31, 2024	June 30, 2024	Place of incorporation	Principal activities
Fitell Corporation	April 11, 2022	Parent	Parent	Cayman Islands	Investment holdings
KMAS Capital and Investment Pty Ltd	July 26, 2016	100%	100%	Australia	Investment holdings
GD Wellness Pty Ltd	July 22, 2005	100%	100%	Australia	Sales of gym and fitness equipment

F-6

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

2.	Summary of significant accounting policies

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules of the Securities and Exchange Commission (“SEC”). The accompany unaudited interim consolidated financial statements have been prepared using the accrual basis of accounting in accordance with US GAAP and presented in US dollars. The year end is June 30. In the opinion of management, all adjustments, consists of normal recurring adjustments, necessary for a fair presentation of financial position and the results of operations for the interim period presented have been reflected herein. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year, or for any future periods.

Basic of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk. The Company establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Revenue Recognition

The Company generates it main income source from the sales of merchandise, which includes the sales of various gym equipment and fitness products. It recognizes this merchandise revenue in accordance with Accounting Standards Update 2014-09, “Revenue from contracts with customers,” (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The Company’s main revenue stream is from sales of products. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers at a point in time, typically upon shipment. The Company offers refunds, repairs and replacements in accordance with the Australian Consumer Law. The Company recognized the sales discount and returns against its revenues in the same period as the original sales transaction.

The Company also occasionally sells various consumable products. These products include, but not limited to, coffee and nutritional supplement products. Similar to the aforesaid merchandise revenue, it also recognizes the revenue in accordance with Topic 606 upon shipment. If the Company provided sales discount or allowed sales returns, it is recognized against its revenues in the same period as the original sales transaction.

The Company also provides licensing services to gym studios overseas. These services include, but not limited to, providing the brand name, and offer initial design services to these gym studios. Similar to the aforesaid merchandise revenue, it also recognizes the revenue in accordance with Topic 606 based on the straight-line basis over the contractual service period.

F-7

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Stock-based Compensation

The Company records stock-based compensation in accordance with the provisions of the Accounting Standards Codification(“ASC”) 718, “Accounting for Stock Compensation,” which establishes accounting standards for the transaction in which an entity exchanges its equity instruments for goods or services. In accordance with guidance provided under ASC 718, the Company recognizes an expense for the fair value of its stock awards at the time of the grant and the fair value of its outstanding stock options as they vest, whether held by employees or others. During the six months period ended December 31, 2024 and 2023, there was no stock-based compensation.

Customer Loyalty program

For certain sales transactions, the Company offers loyalty points to its customer based on the dollar value of the transaction which gives the customer the option to acquire additional goods or services at a price that is lower than its stand-alone selling price. In accordance with Topic 606, the Company evaluates whether these loyalty points constitute separate performance obligations and the need to allocate the transaction price between revenue and performance obligation. As of December 31, 2024 and June 30, 2024, the Company does not believe that any separate performance obligation under the loyalty program is material.

Deferred Revenue

The Company recognized the deposits received from its customers as deferred revenue if the goods or service is not delivered. It would be recognized as revenue after the goods or service is delivered. During the six months ended December 31, 2024 and 2023, a total of $209,100 and $238,351, respectively, of deferred revenue was recognized into Merchandise revenue respectively. As of December 31, 2024 and June 30, 2024, a total of $399,009 and $209,100, respectively, of revenue has been deferred to be recognized in future periods as merchandise revenue.

Fair Value Measurements

Accounting Standard Codification (“ASC”) Topic 820, Fair Value Measurements, clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2: Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3: Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The estimated fair value of certain financial instruments, including all current liabilities, are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Fair Value of Financial Instruments

ASC subtopic 825-10, Financial Instruments requires disclosure of the fair value of certain financial instruments. The carrying value of cash and cash equivalents, accounts payable and accrued liabilities as reflected in the consolidated balance sheets, approximate fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk. Where practicable the fair values of financial assets and financial liabilities have been determined and disclosed; otherwise only available information pertinent to fair value has been disclosed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

F-8

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Marketable Securities

Marketable securities are stated at fair value in accordance with ASC Topic 321, Investments- Equity Securities. Any changes in the fair value of the Company’s marketable securities are included in net income (loss) under the caption of Unrealized gain (loss) from marketable securities. The market value of the securities is determined using prices as reflected on an established market, using Level 1 fair value inputs. Realized and unrealized gains and losses are determined on an average cost basis. The marketable securities are in investment in shares of a publicly traded security which is traded on the Hong Kong exchange. The investments in marketable securities totals $193,374 and $124,963 as of December 31, 2024 and June 30, 2024, respectively.

Advertising and Promotion

The Company follows the policy of charging the costs of advertising, marketing, and public relations to expense as incurred. The Company has $209,118 and $175,705 in advertising expenses for the six months ended December 31, 2024 and 2023, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss, capital loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest and penalties related to unrecognized tax benefits as a component of general and administrative expenses. Our federal tax return and any state tax returns are not currently under examination.

The Company has adopted ASC 740-10, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually from differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Accounts Receivable

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue. Account balances deemed to be uncollectible are charged to bad debt expense and included in the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2024 and June 30, 2024, the Company has considered an allowance of $585,672 for doubtful receivable accounts.

Inventory

Inventory consists of only finished goods and are stated at the lower of cost and net realizable value on a ‘first in first out’ basis. Cost comprises of direct materials and delivery costs, direct labor, import duties and other taxes, and an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Stock in transit is stated at the lower of cost and net realizable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

F-9

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Note Receivable

On August 2, 2023, the Company entered into a loan agreement with an independent third party (“Borrower”), in which, the Company has lent $2,500,000 to the Borrower, with a loan period of 36 months, and at an annualized interest of 6.8%. The first eight months are interest-free-period.

Property and Equipment

Property and Equipment - Property and equipment is stated at cost, net of depreciation. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method. Depreciation expense totaled $5,195 and $4,469 for the six months period ended December 31, 2024 and 2023, respectively.

Impairment Policy of Long-Lived Assets

Impairment of long lived assets – Potential impairments of long lived assets are reviewed when events or changes in circumstances indicate a potential impairment may exist. In accordance with ASC Subtopic 360-10, “Property, Plant and Equipment – Overall”, impairment is determined when estimated future undiscounted cash flows associated with an asset are less than asset’s carrying value.

Intangible Assets

The Company’s intangible assets consist of brand names and goodwill. At December 31, 2024 and June 30, 2024, the Company had brand names and goodwill with costs of approximately $337,504 and $1,161,052 respectively, which all have indefinite lives. The Company evaluates intangible assets with indefinite lives for impairment at least annually or when events or changes in circumstances indicate that an impairment may exist. The Company determined that none of its intangible assets were impaired in the six months period ended December 31, 2024 and the fiscal year ended June 30, 2024.

Net Income (Loss) Per Common Share

The Company computes income per common share, in accordance with ASC Topic 260, Earnings Per Share, which requires dual presentation of basic and diluted earnings per share. Basic income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period. Diluted income or loss per common share is computed by dividing net income or loss by the weighted average number of common shares outstanding, plus the issuance of common shares, if dilutive, that could result from the exercise of outstanding stock options and warrants. No potential dilutive common shares are included in the computation of any diluted per share amount when a loss is reported.

Comprehensive Income (loss)

ASC Topic 220 (SFAS No. 130) establishes standards for reporting comprehensive income and its components. Comprehensive income or loss is defined as the change in equity during a period from transactions and other events from non-owner sources. The component of comprehensive gain totaling $70,386 and comprehensive loss totaling $88,004 for the six months ended December 31, 2024 and 2023, respectively, related to foreign currency translation adjustment.

Foreign Currencies

The Company determined that its functional currency is the Australian dollar since the Australian dollar is the currency of the environment in which the Company primarily generates and expends cash; however, the Company’s reporting currency is the U.S. dollar. Foreign currency transaction gains and losses represent gains and losses resulting from transactions entered into in a currency other than the functional currency of the Company. These transaction gains and losses, if any, are included in results of operations.

F-10

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Leases

The Company accounts for leases in accordance with ASC Topic 842, Lease. Operating lease right-of-use assets represent the right to use the leased asset for the lease term and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense for minimum lease payments is amortized on a straight-line basis over the lease term and is presented on the consolidated statements of operations.

As permitted under ASC Topic 842, the Company has made an accounting policy election not to apply the lease recognition provision to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term. The Company did not have any short-term leases at December 31, 2024 and June 30, 2024.

Segment Reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit and operating loss by the three identified reportable segments. The Company’s business includes only one segment, which is the trading of Gym Equipment.

Reclassifications

Certain prior year amounts in the consolidated financial statements and the notes thereto have been reclassified where necessary to confirm the current year’s presentation. These reclassifications did not affect the prior period’s total assets, total liabilities, stockholders’ deficits, net loss or net cash used in operating activities.

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect.

In November 2023, the FASB issued ASU No. 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU improves reportable segments disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this standard in the current period retrospectively to all prior periods presented in the Company’s financial statements, refer to note 3.

Saved from above, the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

F-11

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Going Concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue trading, realize its assets and discharge its liabilities in the ordinary course of business for a period of at least 12 months from the date that these consolidated financial statements are approved.

The Directors note that:

●	The Group made a loss of $1,680,042 from its continuing operations for the six-months period ended December 31, 2024;

●	The Group held cash and cash equivalents of $741,855 as at December 31, 2024;

●	The Group incurred a net cash outflow from operating activities of $743,957 for the six-months period ended December 31, 2024;

●	A successful capital raising (IPO) in August 2023 arose for $13,614,983 before cost of capital, and also another round of successful capital raising in February 2025 arose for $4,000,000 before cost of capital.

In assessing the appropriateness of using the going concern assumption, the Directors have noted:

●	There are reasonable grounds to believe that the Company will be able to continue as a going concern as the Directors are satisfied that the Company will be able to either secure additional working capital as required through raising additional capital or reducing the Company’s discretionary spending;

●	Accordingly, the directors consider it appropriate to prepare the consolidated financial statements on a going concern basis.

Whilst the Directors remain confident in the Company’s ability to access further working capital through debt, equity or asset sales if required, there remains material uncertainty as to whether the Company will continue as a going concern.

Had the going concern basis not been used, adjustments would need to be made relating to the recoverability and classification of certain assets, and the classification and measurement of certain liabilities to reflect the fact that the Company may be required to realize its assets and settle its liabilities other than in the ordinary course of business, and at amounts different from those stated in the consolidated financial statements.

Subsequent Events

In accordance with ASC Topic 855, Subsequent Events, the Companies evaluated subsequent events through the date the consolidated financial statements were available for issue.

F-12

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

3.	Segments of operations

The Company’s chief operating decision maker is the Company’s Chief Executive Officer (the “CODM”), who makes resource allocation decisions and assesses performance based on financial information prepared on a consolidated basis, accompanied by disaggregated information about revenues, gross profit (loss) and operating loss by the two identified reportable segments.

The Company’s reportable segments consist of only one segment which is the Gym Equipment segment. Operating loss for the segment includes revenues from third parties, cost of goods sold and operating expenses directly attributable to the segment.

The accounting policies of the segment is the same as those described in Note 2, “Summary of Significant Accounting Policies.”

	For the six months ended December 31, 2024
	Gym Equipment	Total

Revenue	$2,647,039	$2,647,039
Cost of Goods Sold	1,632,280	1,632,280
Segment Gross Profit	(1,014,759)	(1,014,759)

Loss before taxes	$1,339,691	$1,339,691

Supplemental Segment Information:
Amortization of operating right of use asset	138,728	138,728
Depreciation expenses	5,195	5,195
IPO related-expenses	300,000	300,000
Unrealized gain from marketable securities	77,681	77,681
Interest income	129,292	129,292
Interest expense	74,256	74,256

Total Assets	$9,912,795	$9,912,795

	For the six months ended December 31, 2023
	Gym Equipment	Total

Revenue	$2,123,119	$2,123,119
Cost of Goods Sold	1,275,967	1,275,967
Segment Gross Profit	847,152	847,152

Loss before taxes	$2,742,275	$2,742,275

Supplemental Segment Information:
Amortization of operating right of use asset	132,867	132,867
Depreciation expenses	4,469	4,469
IPO related-expenses	50,286	50,286
Unrealized loss from marketable securities	312,831	312,831
Interest income	764	764
Interest expense	66,844	66,844

Total Assets	$12,469,149	$12,469,149

F-13

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

3.	Segments of operations (continued)

	For the year ended June 30, 2024
	Gym Equipment	Total

Revenue	$4,466,775	$4,466,775
Cost of Goods Sold	2,881,060	2,881,060
Segment Gross Profit	1,585,715)	1,585,715

Operating Loss	$9,521,489	$9,521,489

Supplemental Segment Information:
Amortization of operating right of use asset	284,169	284,169
Depreciation expenses	10,385	10,385
IPO related-expenses	50,523	50,523
Unrealized loss from marketable securities	354,781	354,781
Interest income	2,574	2,574
Interest expense	1,242,140	1,242,140

Total Assets	$11,478,290	$11,478,290

4.	Investment in marketable securities

As of December 31, 2024, the Company held some equity securities which are publicly traded on a registered Stock Exchange. The following table classifies the Company’s assets measures at fair value on a recurring basis into the fair value hierarchy as of December 31, 2024:

Description	Level 1	Level 2	Level 3	Total
Equity securities	$193,374	$-	$-	$193,374
Total	$193,374	$-	$-	$193,374

The equity securities being held as of June 30, 2024 are as follow:

Description	Level 1	Level 2	Level 3	Total
Equity securities	$124,963	$-	$-	$124,963
Total	$124,963	$-	$-	$124,963

F-14

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

5.	Property and equipment

The Company’s property and equipment at December 31, 2024 and June 30, 2024 consisted of the following:

	Estimated Useful Life	December 31, 2024	June 30, 2024

Motor Vehicle	5 years	$51,741	$51,741
Property and equipment, gross		51,741	51,741
Less accumulated depreciation		(29,157)	(24,608)

Property and equipment, net		$22,584	$27,133

6.	Note payables

In the six-months period ended December 31, 2024, the Company has entered into working capital loans with Paypal and Shopify. The Company has borrowed two tranches of loans from Paypal with a total amount of $313,231. The borrowed amount was not interest bearing but subjected to a total of one-off initial upfront fee of $27,504. The repayment percentage is 30% on all daily revenues which were received via Paypal’s platform with a minimum payment of 10% of the principal amount and the upfront fee for every 90 days. As of December 31, 2024, the loan balance payable to Paypal was $232,313 and is all recorded within current liabilities on the consolidated balance sheets. The Company has also borrowed two tranches of loans from Shopify with a total amount of $506,232. The borrowed amount was not interest bearing but subjected to a total of one-off initial upfront fee of $39,233. The repayment percentage is 14% on all daily revenues which were received via Shopify’s platform. As of December 31, 2024, the loan balance payable to Shopify was $270,739 and is all recorded within current liabilities on the consolidated balance sheets.

In the fiscal year ended June 30, 2024, the Company has not borrowed any equivalent working capital loan or has any such loan outstanding as of June 30, 2024.

F-15

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

7.	Lease right-of-use assets and lease liabilities

Operating leases

The Company leases office space in Taren Point, NSW, Australia. The lease commenced on July 15, 2023 and ends on July 14, 2026. The monthly lease payments are $36,667 AUD and are subject to annual escalation rate of 3%.

Operating lease right-of-use assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value is our incremental borrowing rate, estimated to be 3.70%, as the interest rate implicit in most of our leases is not readily determinable. Operating lease expense is recognized on a straight-line basis over the lease term. During the six months ended December 31, 2024 and 2023, the Company recorded $138,728 and $132,867 as operating lease expense.

Operating right-of- use assets are summarized below:

	December 31, 2024	June 30, 2024
Office Lease	$836,697	$836,697
Less accumulated amortization	(438,280)	(278,899)
Right-of-use, net	$398,417	$557,798

Operating lease liabilities are summarized below:

	December 31, 2024	June 30, 2024
Office Lease	$421,774	$580,353
Less: current portion	276,212	278,432
Long term portion	$145,562	$301,921

	As of
	December 31, 2024	June 30, 2024
Year ending June 30, 2025	$143,390	$301,127
Year ending June 30, 2026	295,384	310,160
Total future minimum lease payments	438,774	611,287
Less imputed interest	(17,000)	(30,934)
PV of Payments	$421,774	$580,353

8.	Commitments and contingencies

During the normal course of business, the Company may be exposed to litigation. When the Company becomes aware of potential litigation, it evaluates the merits of the case in accordance with ASC 450-20-50, Contingencies. The Company evaluates its exposure to the matter, possible legal or settlement strategies and the likelihood of an unfavorable outcome. If the Company determines that an unfavorable outcome is probable and can be reasonably estimated, it establishes the necessary accruals. As of December 31, 2024, the Company is not aware of any contingent liabilities that should be reflected in the consolidated financial statements.

F-16

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

9.	Income taxes

A reconciliation of the effective tax rate to the statutory rate is shown below:

	December 31, 2024	December 31, 2023

Loss before taxes	$(1,339,691)	$(2,742,273)

Expected income tax credit at statutory rate of 25%	$(334,923)	$(685,568)
Increase (decrease) in income taxes resulting from:
Valuation allowance for deferred tax asset	345,515
IPO related-expenses	75,000	12,571
Interest income from note receivables	(31,875)
Unrealized loss (gain) on investments	(19,420)	78,208
Non-tax deductible personnel expenses	13,615	11,703
Non-tax deductible consulting fees	143,665	318,117
Non-tax deductible general and administrative expenses	115,953	210,413
Other items, net	32,821	(26,010)
Income tax credit	$340,351	$(80,566)

The tax effects temporary differences that gave rise to the deferred tax assets and liabilities are as follows:

	December 31, 2024	June 30, 2024
Deferred tax assets:
Accrued employee benefits	$27,295	$37,199
Unrealized foreign exchange gain	(2,894)	10,294
Depreciation	(5,646)	(6,783)
Operating right of use assets and lease liabilities	5,839	5,639
Accumulated tax loss	263,993	238,989
Provision for bad debt	56,928	56,784
Valuation allowance for deferred tax asset	(345,515)	-
Net deferred tax asset	$-	$342,122

As of December 31, 2024 and June 30, 2024, the Company had no material net operating loss or tax credit carry forwards. As of December 31, 2024 and June 30, 2024, the Company had no provision for uncertain tax positions and no provisions for penalties or interest. In addition, the Company does not believe that there are any uncertain tax benefits that could be recognized in the near future that would impact the Company’s effective tax rate.

F-17

FITELL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

10.	Subsequent Event

On February 10, 2025, the Company had entered into a securities purchase agreement, as amended by an amendment to securities purchase agreement dated as of February 9, 2025 with an institutional investor in connection with the issuance and sale by the Company in a registered direct offering of (i) 796,813 of the Company’s ordinary shares, par value $0.0001 per share and (ii) warrants to purchase up to 1,195,220 Ordinary Shares, at a combined purchase price of $5.02 per Ordinary Share and the associated Investor Warrant.

Each Investor Warrant has an exercise price of $5.02 per Ordinary Share, is immediately exercisable and will expire three years following the issuance date. The Investor Warrants are subject to customary adjustments; however, no such warrants contain any “ratchet” or other financial antidilution provisions. None of the Investor Warrants may be exercised if the aggregate number of Ordinary Shares beneficially owned by the holder thereof would exceed 4.99% immediately after exercise thereof, subject to increase to 9.99% at the option of the holder.

The gross proceeds to the Company from the offering were approximately $4.0 million, before deducting the placement agent’s fees and other offering expenses payable by the Company. The potential gross proceeds from the warrants, if fully exercised on a cash basis, will be approximately $6.0 million. No assurance can be given that any of the warrants will be exercised.

The net proceeds from the Offering were approximately $3.4 million after deducting the placement agent’s fees and expenses and other estimated expenses relating to the Offering. The Company intends to use the net proceeds from the Offering for the development and commercial launch of smart fitness equipment and for general corporate purposes and working capital. The Company may also use a portion of the net proceeds from the Offering to acquire or invest in complementary businesses, technologies, or other intellectual property, although the Company has no present commitments or agreements to do so.

F-18